EXHIBIT H


                          SALE AND LICENSING AGREEMENT
                          ----------------------------
                   (FOR CERTAIN TECHNOLOGY IN CONNECTION WITH
                 ANIMAL FEED, FERTILIZER, AND RELATED PRODUCTS)

This Sale and Licensing Agreement (the "Agreement") is made effective as of March 31, 2003 (the "Effective Date") by and between AGWAY, INC., a Delaware corporation with offices at 333 Butternut Drive, De Witt, New York 13214 ("Agway"), and PLANET POLYMER TECHNOLOGIES, INC., a California corporation with offices at 9985 Businesspark Avenue, Suite A, San Diego, California 92131 ("Planet").

         1.       BACKGROUND OF THE TRANSACTION.

                  a. Agway originally licensed from Planet, pursuant to the November 12, 1998 License Agreement between Planet and Agway Consumer Products, Inc. (the "License Agreement"), certain technology owned by Planet (the "Planet Technology"), including the Patent Rights and the Animal Feed Technology (defined below). Agway Consumer Products, Inc. subsequently assigned the License Agreement, including all of its rights, duties, privileges and obligations under the License Agreement, to Agway as of March 16, 1999.

                  b. Agway and Planet subsequently entered into a March 1, 2000 agreement entitled "Sub-Agreement to License Agreement (Animal Feed)" (referred to in this Agreement as the "Animal Feed Sub-Agreement") that defines a Sales Royalty as consideration for the grant of certain licenses, a Minimum Annual Royalty as consideration for the exclusivity of such licenses, and related terms and conditions in connection with Agway's license under the License Agreement to use certain of the Planet Technology to create and sell Products.

                  c. Agway also licensed from Planet, pursuant to the August 16, 1999 license agreement between Planet and Agway Consumer Products, Inc., as amended August 31, 1999, (the "Fertilizer License Agreement"), certain Fertilizer Technology (defined below) owned by Planet.

                  d. Planet, Agway, Inc. and Agway Holdings, Inc. subsequently entered into a letter agreement dated November 14, 2000 (the "Letter Agreement") for, inter alia, (i) the sale, assignment and transfer by Planet to Agway of certain patents and patent applications referred to in Exhibit A to the Letter Agreement (collectively the patents and patent applications to be sold, assigned and transferred by Planet to Agway pursuant to the Letter Agreement are referred to as the "Patent Rights" and are listed in Exhibit A attached to this Agreement), including the animal feed related Patent Rights referred to in Exhibit B attached to this Agreement (the "Animal Feed Patent Rights"), for a price of $250,000 cash at closing and continuation of royalty payments equal to the payments that Planet would otherwise be entitled to receive pursuant to the License Agreement; and (ii) the grant to Planet of an irrevocable, exclusive, worldwide, royalty free license to use and commercially exploit all rights related to the Patent Rights for all uses other than food and agricultural initiatives, in consideration of the payment of $150,000 by Planet to Agway.


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                  e. The Letter Agreement  required that the sale and assignment be consummated by Planet's delivery to Agway by November 17, 2000 (or as soon thereafter as reasonably practicable) of (i) patent assignments in usual and customary form, together with (ii) such other documents and instruments of conveyance as Agway deemed reasonably necessary and appropriate, including sale agreements evidencing the transaction contemplated by the Letter Agreement that
would  include  such   representations,   warranties  and  covenants  (including
indemnification of Agway by Planet) as are usual and customary of transactions of the type contemplated by the Letter Agreement.

                  f. On or about November 19, 2000, Agway paid $250,000 to Planet for the Patent Rights and Planet paid $150,000 to Agway for the Planet License (referred to above and further defined below).

         2. PURPOSE. This Agreement is one of the "sale agreements" contemplated by the Letter Agreement for the sale, assignment and transfer of certain of the Patent Rights by Planet to Agway. Specifically, this Agreement addresses the sale, assignment and transfer of the Animal Feed Patent Rights; licenses to Agway certain technology and "know-how" of Planet related to the use of certain of the Patent Rights in connection with animal feed and fertilizer products and related products in Agway's "Field of Business" (as defined below); defines the royalty rights in favor of Planet; confirms the "license-back" to Planet by Agway of the right to use certain of the Patent Rights in connection with products outside of Agway's Field of Business; and includes related terms and conditions. This Agreement contains certain terms and conditions that the parties have negotiated since executing the Letter Agreement that are different than certain of the terms and conditions of, or contemplated by, the Letter Agreement.

         3. DEFINITIONS. In addition to the terms defined throughout this Agreement, the following terms as used in this Agreement are defined as follows:

             a. "Agway's Field of Business" shall mean the development, production, sale, distribution and/or marketing of (i) animal feeds and other products intended for animal consumption; (ii) all fertilizer, agronomy, crops, turf (e.g., golf courses and commercial lawn care) and lawn and garden nutrient products; and (iii) any other products as may be mutually agreed upon in writing by Agway and Planet.

             b. "Products" shall mean coated controlled release urea products developed, produced, distributed or marketed in or for Agway's Field of Business that are made from, incorporate, or utilize in any way the Animal Feed Patent Rights and/or the Licensed Technology.

             c. "Animal Feed Technology" shall include any technology developed or acquired by Planet before or after the Effective Date that (i) is necessary or useful to develop and commercialize Products that are animal feeds and/or other products intended for animal consumption; and (ii) has not been assigned to Agway or agreed to be assigned to Agway pursuant to this Agreement. By way of example and not by way of limitation, "technology" as used in the preceding sentence shall include, but not be limited to, all know-how; trade secrets; inventions; data; processes; techniques; procedures; compositions; devices;


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methods; formulas;  protocols;  information,  including, without limitation, all chemical,  biochemical,  toxicological,  and  scientific  research  information;
compositions  of  matter;   chemical  complexes,   including  improved  chemical
complexes; association compounds; blends, mixtures or compositions of coating materials; polymer materials; and new products or processes relating thereto; whether or not patentable and whether developed by Planet alone or with Agway or a third party, including, but not limited to, carnuba wax/stearic acid coating technology.

             d. "Fertilizer Technology" shall include any technology developed or acquired by Planet before or after the Effective Date that (i) is necessary or useful to develop and commercialize Products that are fertilizer products, agronomy, crops, turf (e.g., golf courses and commercial lawn care) and lawn and garden nutrient products, and (ii) has not been assigned to Agway or agreed to be assigned to Agway. By way of example and not by way of limitation, "technology" as used in the preceding sentence shall include, but not be limited to, all know-how; trade secrets; inventions; data; processes; techniques; procedures; compositions; devices; methods; formulas; protocols; information, including, without limitation, all chemical, biochemical, toxicological, and scientific research information; compositions of matter; chemical complexes, including improved chemical complexes; association compounds; blends, mixtures or compositions of coating materials; polymer and non-polymer materials; and new products or processes relating thereto; whether or not patentable and whether developed by Planet alone or with Agway or a third party, including, but not limited to, carnuba wax/stearic acid coating technology.

             e. "Licensed Technology" shall mean the Animal Feed Technology and the Fertilizer Technology.

             f. "Net Sales and Revenues" shall mean Agway's gross sales and revenues from (i) Products, less adjustments for returns, allowances and discounts, as recognized under generally accepted accounting principles and under methods historically used and consistently applied by Agway for its CPG Nutrients business or any of its successors; and (ii) sublicenses of, or other rights granted with respect to, the Animal Feed Patent Rights and/or the Licensed Technology to third parties. Proceeds and/or revenues received from the assignment, sale or other transfer of this Agreement shall not be included in Net Sales and Revenues, so long as the transferee in Agway's transfer of this Agreement expressly assumes all of Agway's obligations under this Agreement.

             g. "Pre-Tax Earnings/(Loss) Before Sales Royalty" shall mean net income or loss from Products Before Sales Royalty and any provision for federal income tax liability determined in accordance with generally accepted accounting principles and with methods historically used and consistently applied by Agway for its CPG Nutrients business.

             h. "Full Fiscal Year" shall mean the accounting and reporting cycle of Agway, which begins on the first day of July and ends on the last day of June.

             i. "Affiliate" shall mean any company that, directly or indirectly, is controlled by or controls a party to this Agreement, or is under common


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control with a party to this  Agreement.  Ownership of 50% or more of the voting stock of, or membership interest in a company shall be regarded as control.

              j. "Final Clearance" shall mean either a United States Food and Drug Administration ("FDA") letter of no objection for the Product or the coating currently used for the Product or written approval by the FDA of a Feed Additive Petition submitted by Agway for the Product or the coating currently used for the Product.

         4.  ASSIGNMENT OF PATENT RIGHTS.

             a. Planet has executed and delivered to Agway an assignment of certain of the Patent Rights, including the Animal Feed Patent Rights, (the "Assignment") a copy of which Assignment is attached as Exhibit C; and Agway confirms that the Assignment has been recorded in the United States Patent and Trademark Office.

             b. Planet confirms the assignment of the patents listed in the Assignment. Planet shall execute and deliver to Agway further assignments, in substantially the same form as the Assignment, of (i) any subsequent patent applications derived from current research initiatives related to the Products, not including products related to and/or incorporating lysine; and (ii) any international patent applications related to the Animal Feed Patent Rights.

             c. Planet will execute all such further assignments and related documents, prepared by or for Agway, as may be reasonably necessary to secure to Agway its ownership of the Animal Feed Patent Rights throughout the world.

             d. The parties acknowledge and agree that the assignment of the Animal Feed Patent Rights by Planet to Agway is final, and that no breach, termination or expiration of this Agreement and/or the License, or failure to pay royalties, shall invalidate the Assignment or cause or give rise to any claim for any reversion of the Patent Rights to Planet, provided, however, that Planet may reacquire the Animal Feed Patent Rights pursuant to Section 10a of this Agreement.

            e. Planet hereby fully and forever releases and waives any agreement by Agway to grant to Planet an option to repurchase the Patent Rights. Nothing contained in the previous sentence shall be interpreted or construed as indicating that the parties ever entered into an agreement granting Planet an option to repurchase the Patent Rights.

         5.  LICENSE OF THE LICENSED TECHNOLOGY.

             a. Subject to the terms and conditions of this Agreement, including the payment of royalties to Planet as provided in this Agreement, Planet hereby grants to Agway an exclusive, perpetual, irrevocable, worldwide license (the "License") to use any and all of the Licensed Technology to develop, have developed, make, have made, use, offer to sell and sell Products in Agway's Field of Business. The License includes the right to grant sublicenses to third parties to use the Licensed Technology to make, use or sell Products in Agway's Field of Business. Agway shall notify any sub-licensees under this paragraph of all rights and obligations of Agway under this Agreement




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that are sublicensed to such sub-licensee,  and Agway shall notify Planet within
30 days of the grant of any sublicense under this paragraph.

                  b. All improvements to the Licensed Technology by Agway, its employees or agents, shall be the sole and exclusive property of Agway, and Agway shall have the right to file and prosecute applications for letters patent on any such improvements.

         6.       CONSIDERATION.

                  a. Agway will pay Planet as follows:

                           (i) Payment.  In order to continue to limit  Planet's
                               -------
         use of the Animal Feed Patent Rights to outside of Agway's Field of Business pursuant to the Planet License, Agway will pay to Planet the amount of $30,000 by wire transfer upon the execution of this Agreement.

                           (ii) Sales Royalty. Agway will pay Planet an on-going
                                -------------
         Sales Royalty on Net Sales and Revenues from sales of Products (the "Sales Royalty") as follows:

                                    (1) Sales  Royalty  amounts  calculated  and
                  determined to be due to Planet pursuant to this Section 6a(ii) shall be payable for the term of 15 years immediately following the later of (a) the Effective Date; or (b) the date the patent relating to the Product is issued ("Royalty
                  Termination Date"). No Sales Royalty shall be calculated or become due on Net Sales and Revenues received by Agway after the Royalty Termination Date.

                                    (2)   Sales   Royalty   amounts   shall   be
                  calculated based on annual Net Sales and Revenues by applying the following percentages to Net Sales and Revenues for each of Agway's Full Fiscal Years:

                                    4.67% of the first $10 million of Net Sales and Revenues;
                                    4% of the second $10 million of Net Sales and Revenues; and,
                                    3.33% of Net Sales and Revenues in excess of $20 million.

                                    (3)  Notwithstanding  the calculation of the
                  Sales Royalty above, whether any Sales Royalty amount is due Planet and the amount of any such Sales Royalty shall be subject to the following four rules.

                                            (a)  Rule   No.   1:   Agway   shall
                           determine whether Agway's CPG Nutrients business selling Products ("CPG Nutrients") has positive quarterly Pre-Tax Earnings Before Sales Royalty on Products for the fiscal quarter being measured; if CPG Nutrients has positive quarterly Pre-Tax Earnings Before Sales Royalty on Products for said quarter, the Sales Royalty payment due Planet shall be calculated as set forth above; however, if CPG Nutrients did not have positive quarterly Pre-Tax Earnings Before Sales Royalty on Products for said



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                           quarter,  no Sales  Royalty  shall be due  Planet for
                           said quarter. This Rule No. 1 is personal to Agway and shall not apply to any assignee or successor of
                           Agway   except  for  purposes  of   calculating   the
                           cumulative Pre-Tax Loss Before Sales Royalty carry forward for the benefit of the assignee at the time of assignment of this Agreement.

                                            (b) Rule No. 2: The quarterly  Sales
                           Royalty payment to Planet shall not exceed 50% of CPG Nutrients' positive quarterly Pre-Tax Earnings Before Sales Royalty on Products; if the quarterly Sales Royalty payment otherwise due Planet exceeds 50% of CPG Nutrients' positive quarterly Pre-Tax Earnings/(Loss) Before Sales Royalty on Products for that quarter, then, the quarterly Sales Royalty payment due Planet shall be reduced to an amount equal to 50% of CPG Nutrients' positive quarterly Pre-Tax Earnings/(Loss) Before Sales Royalty on
                           Products for that quarter. This Rule No. 2 is personal to Agway and shall not apply to any assignee or successor of Agway except for purposes of calculating the cumulative Pre-Tax Loss Before Sales Royalty carry forward for the benefit of the assignee at the time of assignment of this Agreement.

                                            (c) Rule No. 3: Until and unless CPG
                           Nutrients or any of its successors has recouped CPG Nutrients' cumulative Pre-Tax Loss Before Sales Royalty (as determined below), the quarterly Sales Royalty payable to Planet, as calculated under
                           Section 6a (ii) (2) and modified as specified under Rule No. 1 and Rule No. 2 above in this Section 6a(ii) (3), will be reduced by one-half. The cumulative Pre-Tax Loss Before Sales Royalty from January 1, 1999, through December 31, 2002, was $6,430,537.00 calculated as set forth on Exhibit E attached to this Agreement. Additional Pre-Tax Losses Before Sales Royalty incurred by Agway (but not any assignee or successor to Agway) after December 31, 2002, determined utilizing the same methodology and basis as set forth on Exhibit "E," shall increase the cumulative Pre-Tax Loss Before Sales Royalty. Pre-Tax Earnings Before Sales Royalty recognized by Agway shall decrease the cumulative Pre-Tax Loss Before Sales Royalty. If the cumulative Pre-Tax Loss Before Sale Royalty is zero or there are cumulative Pre-Tax Earnings Before Sales Royalties, the quarterly Sales Royalty payment due Planet as calculated under
                           Section 6a(ii)(2) and modified as specified under Rule No. 1 and Rule No. 2 above in this Section 6a(ii)(3) shall be paid to Planet in full however, if the cumulative Pre-Tax Loss Before Sales Royalty is greater than zero, then the quarterly Sales Royalty payment due Planet (as calculated under Section 6a(ii)(2) and modified as specified under Rule No. 1 and Rule No. 2 above in this Section 6a(ii)(3)) shall be reduced by 50%. If the reduction in payment from the application of this Rule No. 3 exceeds the remaining cumulative Pre-Tax Loss Before Sales Royalty amount, the percentage reduction shall be

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                           reduced  to such lower  percentage  as  necessary  to
                           bring  the  cumulative   Pre-Tax  Loss  Before  Sales
                           Royalty to zero.

                                            (d) Rule No. 4: Any quarterly  Sales
                           Royalty  payment  to  Planet,   as  calculated  under
                           Section 6a(ii)(2) and modified as specified under Rule No. 1, Rule No. 2 and Rule No. 3 above in this
                           Section 6a(ii)(3), shall be further reduced by any amount or amounts required to be paid to third parties by Agway for that quarter for any licenses of additional technology incorporated in the Products pursuant to a settlement as provided in Section 10e of this Agreement.

                           (iii) The Sales Royalty payment as calculated above becomes earned at the end of each fiscal quarter and becomes due and payable 45 days thereafter. With each such payment, Agway or any of its successors shall furnish Planet a report in sufficient detail to permit confirmation of the accuracy of the Sales Royalty payment made, including without limitation, the sales of Products during the fiscal quarter being reported, the Sales Royalty payment in United States dollars, the method used to calculate the Sales Royalty payment and the exchange rate used.

                           (iv) At the end of each Full Fiscal Year, an annual Sales Royalty true-up will be calculated. The Sales Royalty annual true-up will apply the Sales Royalty calculation under Section 6a(ii)(2) and modified as specified under Section 6a(ii)(3) above to the Net Sales and Revenues for the Full Fiscal Year (subject to the exception set forth in Section 6a(ii)(2) above) to determine the actual amount due Planet for the Full Fiscal Year. This amount will be compared to the amounts calculated as due Planet under the four quarterly calculations for that corresponding Full Fiscal Year. If the annual calculation indicates a higher amount due Planet, that payment is due 90 days after the end of the Full Fiscal Year. If the annual calculation indicates a lower amount is due Planet, the difference will be deducted from the next succeeding payment(s) due Planet. Agway, or any of its successors, shall furnish Planet a report in sufficient detail to permit confirmation of the accuracy of the Sales Royalty true-up, including without limitation, the sales of Products during the fiscal year being reported, the Sales Royalty payment in United States dollars, the method used to calculate the Sales Royalty payment and the exchange rate used.

                  b. Minimum Annual Royalty. The sole purpose of the Minimum Annual Royalty is to compensate Planet for granting exclusive rights to Agway for the Licensed Technology.

                           (i) If the Sales Royalty for a Full Fiscal Year calculated in Section 6a(ii)(2) and (3) above, is less than the Minimum Annual Royalty, as identified in Section 6b(iii) below, for the corresponding Full Fiscal Year, then, payment of this incremental difference is due to Planet resulting in full satisfaction of the Minimum Annual Royalty.

                           (ii) If the annual Sales Royalty amount, solely as calculated in Section 6a(ii)(2) and (3) above, is greater than the Minimum Annual Royalty, as identified in Section 6b(iii) below, for the

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         corresponding  Full Fiscal Year, then, the intent of the Minimum Annual
         Royalty has been fully satisfied. Therefore, the Minimum Annual Royalty provision is not applicable for the corresponding Full Fiscal Year.

                    (iii)  Minimum Annual Royalty Schedule:

                     Full Fiscal Year                     Minimum Royalty
                     ----------------                     ---------------

                     Fiscal Year One                             $233,333
                     Fiscal Year Two                             $400,000
                     Fiscal Year Three                           $440.000
                     Fiscal Year Four                            $484,000
                     Fiscal Year Five                            $532,666
                     Fiscal Year Six                             $585,333
                     Fiscal Year Seven                           $644,000
                     Fiscal Year Eight                           $666,667
                     Each Subsequent Fiscal Year Thereafter      $666,667

                       (iv) Fiscal Year One shall commence on the first day of the Full Fiscal Year immediately following Agway's receipt in writing of the Final Clearance, which Agway is obligated to exercise due diligence and reasonable efforts to pursue and obtain, from the federal Food and Drug Administration ("FDA") for Optigen polymer coated urea. If Final Clearance from the FDA is received in writing by Agway within the first 60 calendar days of a Full Fiscal Year, then, the clearance shall be deemed to have been received in the prior Full Fiscal Year, and Fiscal Year One shall commence as of the first day of the Full Fiscal Year in which clearance was received.

                         (v) In order to maintain exclusivity of the License and the Animal Feed Patent Rights in Agway's Field of Business, the Minimum Annual Royalty must be made by October 31, immediately following the Full Fiscal Year of measurement or as otherwise provided below in this Section 6b(v). Agway may choose to not pay the Minimum Annual royalty for any and all Full Fiscal Years, and Planet shall have no rights or recourse against Agway for such payment for that year or for any future Full Fiscal Years. If Agway fails to make a timely Minimum Annual Royalty payment, Planet shall have the right to provide Agway with a written notice of such failure to pay, and Agway will have 60 days from receipt of such notice to remedy such shortfall in payment. If Agway does not cure its failure to make the Minimum Annual Royalty payment within the 60-day cure period, then Planet's only recourse and remedy will be to obtain non-exclusive licenses as set forth in Section 10b, below, and this Agreement, including the License, shall continue in full force and effect.

                  c. In the event that any Sales Royalty payments due hereunder are not made when due, the payments shall accrue interest from the due date at two (2) percentage points over the prime lending rate as of said date as published in The Wall Street Journal; provided, however, that in no event shall such rate exceed the maximum legal annual interest rate. The payment of such

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interest shall not limit Planet from  exercising any other rights it may have as a consequence of the lateness of any Sales Royalty payment.

                  d. All payments owed to Planet under this Agreement shall be made by wire transfer to a bank account designated by Planet, unless otherwise specified in writing by Planet. All payments due Planet under this Agreement shall be paid in United States dollars, free of taxes payable in any foreign country, except for such taxes as result in, and to the extent that the same do result in a foreign tax credit applicable to the United States taxes payable by Planet. With respect to each quarter, for countries other than the United States, whenever conversion of payments from any foreign currency shall be required, such conversion shall be made at the rate of exchange required of Agway, or any of its successors, under generally accepted accounting principles for the applicable accounting period.

                  e. Agway and its affiliates shall keep accurate books and records as reasonably needed for determination of Sales Royalty payments due under this Section. Such books and records shall be maintained for a period of at least three years from the expiration of the relevant Sales Royalty payment period.

                  f. Not more than once in each fiscal year, upon not less than 30 days' prior written notice, Planet may have the books and records of Agway's CPG Nutrients business, or any of its successors, examined, by an independent certified public accounting firm (CPA Firm) reasonably acceptable to Agway at a time and place reasonably acceptable to Agway, to the extent necessary to verify the correctness of any Sales Royalty payment report furnished under this Agreement. If such independent CPA Firm should determine that an underpayment of Sales Royalty may have occurred, Agway may have Agway's independent accountants review the applicable records and the report and calculations of the CPA Firm to determine Agway's independent accountants' assessment of the amount due under this Agreement. If the CPA Firm and Agway's independent accountants do not agree, and the parties cannot agree to a mutually satisfactory resolution, then, a third mutually agreeable nationally recognized independent certified public accounting firm shall be hired by the parties to finally resolve the correct amount due. The determination by the third independent certified public accounting firm shall be final. The CPA Firm and any third firm shall keep all information received in connection with any audit confidential, and they shall report to Planet and Agway only the accuracy of and/or any deficiencies in any such Sales Royalty payment report. The fee for such CPA Firm and any third firm shall be paid by Planet, unless the audit finally results in an upward adjustment of Sales Royalty payments due Planet by more than 5% of the amount due under this Agreement. In such case, Agway shall pay the full cost of such audits. In any event, Agway shall pay any finally determined underpayment with interest in accordance with paragraph 6.c above.

         7. LICENSE-BACK TO PLANET. Pursuant to the Letter Agreement, Agway has granted Planet an exclusive, irrevocable, worldwide, royalty-free limited license to use the Patent Rights, including the right to use the Animal Feed Patent Rights, only for all uses other than and outside of the Products and Agway's Field of Business (the "Planet License"). The parties hereby confirm the Planet License, a copy of which is attached as Exhibit D.

         8.       COMPETING PRODUCTS MARKETED BY AGWAY.

                  a. Agway shall not market, sell or distribute (directly or indirectly) any product in Agway's Field of Business that is directly competitive with a Product, unless Agway, at its option, either (i) agrees to pay Planet the same Sales Royalty on sales of such directly competitive product that Agway pays Planet on sales of Products pursuant to this Agreement, such Sales Royalty to be based on the same percentage of annual Net Sales and Revenues of such directly competitive product, and to be calculated and paid, as set forth in Section 6 of this Agreement; or (ii) shall end the exclusive nature of the License with respect to that existing Product, and Planet shall have a non-exclusive license pursuant to paragraph b of Section 10, below. In the event that Agway chooses option (i), Agway would retain the exclusive nature of the License for that (and all other) Products.

                  b. Planet agrees that no products (1) sold by Agway as of the Effective Date or within the immediately preceding 12 months, or (2) sold by a successor to Agway or assignee (other than an Affiliate of Agway) of this Agreement prior to the effective date of such succession or assignment, shall be considered to be "directly competitive" with a Product within the meaning of this Section 8.

         9. NEW PRODUCTS AND/OR TECHNOLOGY IN AGWAY'S FIELD OF BUSINESS DEVELOPED BY PLANET.

                  a. In the event Planet independently of Agway (regardless of whether a third party is involved directly or indirectly) develops a new technology (not based on, derived from, or that otherwise utilizes any claim or claims of the Animal Feed Patent Rights or any part of the Licensed Technology and that is not competitive with the Products) that Planet has determined to have potential application as or for a new product in Agway's Field of Business, Planet shall provide prompt written notice of such new technology to Agway in sufficient detail for Agway to reasonably understand the nature of the new technology, including, but not limited to, the potential new product(s) for Agway's Field of Business that Planet envisions resulting from such technology. Such notice shall include sufficient detail for Agway to reasonably understand the nature of the new technology and proposed product(s), an outline of anticipated funding needs, the anticipated length of any product feasibility study being considered by Planet, Planet's desired result from such study, and target market for the new technology and/or proposed product.

                  b. If Agway reasonably determines that the technology and/or potential product to be developed does not compete with an existing Product, then Agway shall have 150 days to determine by written notice to Planet whether it wants to proceed with commercialization of the proposed new technology. If Agway decides to proceed with commercialization, then the parties shall use commercially reasonable efforts to negotiate in good faith commercially reasonable terms acceptable to the parties for Agway to acquire the new technology, or an exclusive license, with reasonable and customary sales royalty to be paid to Planet, to use the new technology to develop, have developed, make, have made, use, offer to sell and sell products in Agway's Field of Business. If Agway decides not to proceed with commercialization, Planet shall have no further obligation to Agway under this Agreement with respect to the new technology, and shall have the right to grant an exclusive license to use, and/or sell, and transfer or assign, the new technology to a third party and/or to make, have made, use or sell the proposed product both outside and in Agway's Field of Business. . The failure of Agway to respond to Planet in writing on or before 150 days after the date of any notice of a proposed product or new technology given by Planet to Agway shall be conclusively presumed to be an election by Agway not to proceed with commercialization of the proposed product or new technology.

                  c. If the parties cannot agree to such agreements as are contemplated by this Section within 60 days after written notice by Agway to Planet of its election to proceed with commercialization of the proposed product or new technology, either party may submit the matter to arbitration pursuant to
Section 14 of this Agreement, and neither party shall take any further action with respect to any commercialization of the proposed product or any new technology or any product utilizing or based on the new technology once the matter has been submitted to arbitration, until a decision of the arbitrator has been rendered.

                  d. Any new technology and/or new product developed by Planet that competes with one or more of the Products shall become a Product and subject to all terms and provisions of this Agreement.

         10. ADDITIONAL PROVISIONS REGARDING ANIMAL FEED PATENT RIGHTS AND LICENSED TECHNOLOGY.

                  a. With respect to any patent applications and patents covering any of the Animal Feed Patent Rights or new technology to be owned by Agway pursuant to Sections 4b and 9 of this Agreement, Agway shall be responsible for all costs and expenses related to preparing, filing and prosecuting such patent applications, paying all maintenance fees related to any such issued patents, and otherwise maintaining and defending such patents (including, if applicable, opposition proceedings related to any European patents, re-examination of issued patents, interference proceedings and declaratory judgments regarding invalidity of any such issued patents). In the event Agway decides to intentionally abandon (or fails to reasonably maintain or defend) any of the patent applications and/or patents covering any of the Animal Feed Patent Rights or new technology acquired by Agway from Planet pursuant to Sections 4b and 9 of this Agreement, Agway shall provide reasonable prior written notice to Planet of such intention to abandon (or its failure to reasonably maintain or defend), and shall, upon receipt of prompt written notice from Planet, transfer and assign such abandoned patent application and/or patent to Planet

                  b. In the event, subject to the terms of this Agreement, Agway's License for the Licensed Technology becomes no longer exclusive as to any one or more Products, Agway grants to Planet a non-exclusive, irrevocable, worldwide, royalty-free license to use the Animal Feed Patent Rights, and any new technology acquired by Agway from Planet pursuant to Sections 4b and 9 of this Agreement, only for such Products as to which Agway's License to use the Licensed Technology is no longer exclusive, as set forth in the First Amendment to the Planet License, a copy of which is attached hereto as Exhibit D-1.

                  c. With respect to any patent applications and patents covering any of the Licensed Technology or new technology to be owned by Planet, Planet shall be responsible for all costs and expenses related to preparing, filing and prosecuting such patent applications, paying all maintenance fees related to any such issued patents, and otherwise maintaining and defending such patents (including, if applicable, opposition proceedings related to any European patents, re-examination of issued patents, interference proceedings and declaratory judgments regarding invalidity of any such issued patents). In the event Planet decides to intentionally abandon (or fails to reasonably maintain or defend) any patent application or patent covering any of the Licensed Technology or new technology to which Agway acquires exclusive rights pursuant to Section 9 of this Agreement, Planet shall provide reasonable prior written notice to Agway of such intention to abandon (or its failure to reasonably maintain or defend), and shall, upon receipt of prompt written notice from Agway, transfer and assign such patent application and/or patent to Agway.

                  d.  Planet  and  Agway  agree  to   cooperate   fully  in  the
preparation, filing, and prosecution of any patent applications under this Agreement. Such cooperation includes, but is not limited to:

                      (i) executing all papers and instruments, or requiring its employees or agents to execute such papers and instruments, so as to effectuate the ownership by the appropriate party of such patent applications (and inventions covered by such patent applications) and to enable the appropriate party to apply for and to prosecute such patent applications in any country, and

                      (ii) promptly informing the other party of any matters coming to its attention that may affect the preparation, filing, or prosecution of any such patent applications.

                 e. Planet and Agway shall promptly notify the other in writing of any allegation by a third party that the activity of either of the parties relating to the Animal Feed Patent Rights or the Licensed Technology infringe or may infringe the intellectual property rights of such third party. Agway shall have the right to control the defense of any such claims by counsel of its own choice. If Agway fails to proceed in a timely fashion with regard to the defense of any such claims, Planet shall have the right to control the defense of any such claim by counsel of its own choice, and Agway shall have the right to be represented in any such action by counsel of its own choice. Neither party shall have the right to settle any infringement claim or litigation under this Section 10 in a manner that diminishes the rights or interests of the other party or obligates the other party to make any payment or take any action without the consent of such other party, which consent shall not be unreasonably withheld.

                 f. Planet and Agway shall promptly notify the other in writing of any actual, alleged or threatened infringement of any of the Animal Feed Patent Rights of which it becomes aware, even if such infringing activity may be by such party or any of its Affiliates, or any employee, representative or contractor of any of them. Both parties shall use reasonable efforts in cooperating with each other to terminate and resolve such infringement without litigation. Agway shall have the right to bring and control any action or proceeding with respect to infringement of any Animal Feed Patent Rights or the Licensed Technology by counsel of its own choice.

                  g. With respect to infringement of any of the Animal Feed Patent Rights, if Agway fails to bring an action or proceeding within (i) 90 days following receipt by Agway of written notice of alleged infringement or
(ii) 10 days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of or recovery of damages in such actions, whichever comes first, then Planet shall have the right to bring and control, at its own expense, any such action by counsel of its own choice, and Agway shall have the right to be represented in any such action by counsel of its own choice. In the event a party brings an infringement action, the other party shall cooperate fully, including if required to bring such action, the furnishing of a power of attorney. Neither party shall have the right to settle any patent infringement litigation under this Section in a manner that diminishes the rights or interests of the other party without the prior written consent of such other party. Except as otherwise agreed to by the parties as part of a cost sharing arrangement, any recovery realized as a result of such litigation, after reimbursement of any litigation expenses of Agway and Planet, shall belong to the party who brought the action and if recovered by Agway shall be treated as Net Sales and Revenues for purposes of calculating the Sales Royalty.

                  h. Neither party shall have any obligation to enforce rights under the Animal Feed Patent Rights for the benefit of the other party.

                  i. In the event Agway is permanently enjoined from exercising its license rights granted under the License pursuant to an infringement action brought by a third party, or if both Agway and Planet elect not to undertake the defense or settlement of such a claim of alleged infringement involving the Licensed Technology for a period three months from notice of such claim or suit, then Agway shall have the right to terminate the License with respect to the infringing Licensed Technology by written notice to Planet.

         11.      REPRESENTATIONS AND WARRANTIES.

                  a. Planet represents and warrants that:

                           (i) It has authority to enter into this Agreement, all corporate action on behalf of Planet necessary to consummate the transactions contemplated by this Agreement have been taken by Planet, and entering into this Agreement will not violate any agreements to which it is a party.

                           (ii) It has all necessary government licenses and approvals required to conduct its business, and no consent or approval of any third party (including without limitation stockholders, government entities, self-regulatory bodies and licensees of any of Planet's intellectual property) is necessary to consummate the transactions contemplated by this Agreement.

                           (iii) It has no knowledge of any impediment to its performance of this Agreement.

                           (iv) It is the sole and exclusive owner of the Licensed Technology.

                           (v) The Animal Feed Patent Rights are genuine and valid.

                           (vi) To the best of its knowledge, the Licensed Technology does not infringe upon the proprietary rights of any individual or entity.

                           (vii) It has not granted a license to any other individual or entity to develop, market, exploit or commercialize the Licensed Technology with respect to the Products in Agway's Field of Business.

                           (viii) It does not have or expect to have in the foreseeable future any source of income or revenue other than from Agway, consulting fees and the nominal amounts related to the Ryer Industries, LLC royalty payments previously disclosed to Agway.

                           (ix) It is not, directly or indirectly, engaged in any discussions regarding, or contemplating, any sale or change of ownership or control of Planet.

                           (x)   As of the date of the Assignment,

                                    (1)  Planet was the sole and exclusive owner
                  of the Animal Feed Patent Rights;

                                    (2)  Planet owned and  conveyed to Agway the
                  Animal Feed Patent Rights free and clear of all liens and encumbrances;

                                    (3)  no license or other rights  relating to
                  the Animal Feed Patent Rights had been conveyed by Planet to any party other than Agway;

                                    (4) all corporate action on behalf of Planet
                  necessary to consummate the Assignment had been taken by Planet; and

                                    (5)  no consent  or  approval  of any  third
                  party (including without limitation stockholders, government entities, self-regulatory bodies and licensees of any of Planet's intellectual property) was necessary to consummate the Assignment.

                  b.   Agway represents and warrants that:

                           (i). Agway has authority to enter into this Agreement, all corporate action on behalf of Agway necessary to consummate the transactions contemplated by this Agreement have been taken by Agway, and entering into this Agreement will not violate any agreements to which it is a party.

                           (ii) No consent or approval of any third party (including without limitation stockholders, government entities, self-regulatory bodies and licensees of any of Agway's intellectual property) is necessary to consummate the transactions contemplated by this Agreement and Agway has no knowledge of any impediment to its performance of this Agreement.

                           (iii) To the best of its knowledge, it is the sole and exclusive owner of the Animal Feed Patent Rights.

                  c. Concurrently with the execution of this Agreement Agway agrees to assign and transfer to Planet shares of capital stock of Planet representing all of the capital stock of Planet directly or indirectly owned by Agway (the "Planet Shares") by delivering to Planet of the share certificates representing such shares together with an Assignment Separate From Certificate in the form and content of Exhibit F attached. The Planet Shares when delivered to Planet will be free and clear of all liens and encumbrances.

         12.      WARRANTY DISCLAIMER AND LIMITATION OF LIABILITY.

                  a. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY TO THE OTHER PARTY OF ANY KIND,
EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

                  b. EXCEPT IN REGARD TO THEIR RESPECTIVE INDEMNIFICATION OBLIGATIONS, NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, INDIRECT, INCIDENTAL, EXEMPLARY, CONSEQUENTIAL, OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT.

         13.      INDEMNIFICATION.

                  a. Agway shall indemnify, defend and hold harmless Planet and its directors, officers, employees, representatives, agents, and contractors from and against any product liability claim by a third party to the extent arising solely out of the activities of Agway or its directors, officers or employees.

                  b. Planet shall indemnify, defend and hold harmless Agway and its directors, officers, employees, representatives, agents, and contractors from and against any product liability claim by a third party to the extent arising solely out of the activities of Planet or its directors, officers or employees.

                  c. Planet shall indemnify, defend and hold harmless Agway and its directors, officers, employees, representatives, agents, and contractors from and against any and all claims, causes of action, demands, judgments, losses, damages, liabilities, costs and expenses (including attorneys' fees and court costs) caused by or arising out of any claim that the Licensed Technology or any part of the Licensed Technology infringes any patent, copyright, trademark, trade secret or other proprietary right of any third party

                  d.  In the event either party seeks indemnification under this
Section 13, it shall inform the other party of a claim as soon as reasonably practicable after it receives notice of the claim, shall permit the other party to assume direction and control of the defense of the claim (including the right to settle the claim solely for monetary consideration), and shall cooperate as requested (at the expense of the other party) in the defense of the claim.

         14.      DISPUTE RESOLUTION.

                  a. Except as otherwise provided in this Agreement, if any dispute arises between the parties relating to the interpretation, breach or performance of this Agreement or the grounds for the termination thereof, and the parties cannot resolve the dispute within 30 days of a written request by either party to the other party, the parties agree to hold a meeting, attended by a Vice President or President of each party, to attempt in good faith to negotiate a resolution of the dispute prior to pursuing other available remedies.

                  b. 1f within 60 days after such written request, the parties have not succeeded in negotiating a resolution of the dispute, or as otherwise provided in this Agreement such dispute shall be submitted to final and binding arbitration under the then current commercial rules and regulations of the American Arbitration Association ("AAA") relating to voluntary arbitrations. The arbitration proceedings shall be held in Syracuse, New York if instituted by Planet, and in San Diego, California if instituted by Agway. The arbitration shall be conducted by one arbitrator, who is knowledgeable in the subject matter at issue in the dispute and who shall be selected by mutual agreement of the parties or, failing such agreement, shall be selected in accordance with the AAA rules.

                  c. The decision of the arbitrator shall be final and binding on the parties. The arbitrator shall prepare and deliver to the parties a written, reasoned opinion conferring his/her decision. Judgment on the award so rendered may be entered in any court having competent jurisdiction thereof.

                  d. Each party shall initially bear its own costs and legal fees associated with such arbitration. The prevailing party in any such arbitration shall be entitled to recover from the other party the reasonable attorneys' fees, costs, and expenses incurred by such prevailing party in connection with such arbitration.

         15.      TERMINATION OF LICENSE.

                a. Planet may terminate the License upon written notice to Agway in the event Agway fails to make any payment (other than a payment of the Minimum Annual Royalty) that is due and payable pursuant to this Agreement and/or upon Agway's material breach of any of the provisions of this Agreement, which failure or breach is not cured within 60 days after Agway receives written notice from Planet of such failure or breach.

                           (i) In the event Planet terminates the License pursuant to Section 15a, above, Planet shall have an exclusive, irrevocable, world-wide, royalty free license to use the Animal Feed Patent Rights and any new technology acquired by Agway from Planet pursuant to Sections 4b and 9 of this Agreement to sell, market and otherwise distribute products, including, but not limited to, Products.

                          (ii) Nothing contained in this Section 15a shall give Planet any rights to or in any assets of Agway (other than the license to use Agway's Animal Feed Patent Rights and any new technology acquired by Agway from Planet pursuant to Sections 4b and 9 of this Agreement as set forth in Section 15a(i) above), including, but not limited to Agway's plant facilities and equipment, trademarks, know-how, or related business information.

                  b. Agway may terminate the License (i) upon 60 days' advance written notice to Planet upon Planet's material breach of any of the provisions of this Agreement, which breach is not cured (if capable of being cured) within the notice period, or (ii) if any of the representations and warranties made by Planet in this Agreement prove to be inaccurate or false in any material respect, or (iii) if Agway determines that the market or the cost of entry into the market for Products is not, or is no longer, viable, or (iv) any regulatory body makes a determination or finding that Agway reasonably believes will severely reduce or eliminate the market for one or more Products, or will present an untenable technical or financial barrier to entry into the market for such Product or Products.

                         (i) In the event Agway terminates the License pursuant to Section 15b, above, Planet shall have an exclusive, irrevocable, world-wide, royalty free license to use the Animal Feed Patent Rights and any new technology acquired by Agway from Planet pursuant to Sections 4b and 9 of this Agreement to sell, market and otherwise distribute products, including, but not limited to, Products.

                         (ii) Nothing contained in this Section 15b shall give Planet any rights to or in any assets of Agway (other than the license to use Agway's Animal Feed Patent Rights and any new technology acquired by Agway from Planet pursuant to Sections 4b and 9 of this Agreement as set forth in Section 15b(i) above), including, but not limited to, Agway's plant facilities and equipment, trademarks, know-how, or related business information.

                 c. Upon termination of the License and except as otherwise expressly provided in this Agreement, Agway shall have the right for one year thereafter to dispose of all Products then in its inventory, and shall pay Sales Royalties thereon as though the License had not terminated.

                 d. Termination of the License and/or Agreement shall not affect any rights or obligations accrued prior to the effective date of such termination. Agway's obligation to pay all Sales Royalties, if any, on Agway's Net Sales and Revenues occurring prior to or after the termination of the License and/or this Agreement shall survive any such termination and continue for the full term set forth in Section 6a(ii) of this Agreement. By way of clarification and not by way of limitation, Agway's obligation to pay Minimum Annual Royalties shall not survive termination of the License and/or Agreement

                e. Except as provided in Section 4d, the rights provided in this Section shall be in addition and without prejudice to any other rights which the parties may have with respect to any breach or violations of the provisions of this Agreement.

         16.      MISCELLANEOUS.

                  a. The failure by any party to this Agreement, at any time, to enforce or to require strict compliance of performance by any other party of any of the provisions of this Agreement shall not constitute a waiver of such provisions and shall not affect or impair in any way its rights at any time to enforce such provisions or to avail itself of such remedies as it may have for any breach thereof.

                  b. The provisions of this Agreement shall be deemed separable. If any part of this Agreement is rendered void, invalid, or unenforceable, it shall be considered severed from this Agreement, and shall not affect the validity or enforceability of the remainder of this Agreement.

                  c. No waiver, modification or amendment of any terms of this Agreement shall be valid unless made in writing specifying such waiver, modification, or amendment and signed by the parties hereto.

                  d. Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including, but not limited to, fire, floods, embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party.

                  e.  The   obligations   of  Agway  under  this  Agreement  are
contingent upon the approval of the United States Bankruptcy Court, Northern District of New York.

                  f. This Agreement will be governed by, and interpreted and enforced in accordance with, the laws of the State of New York, U.S.A., without regard to its choice of law provisions; except where the federal laws of the United States are applicable and have precedence.

                  g. Any notice required by this Agreement shall be sent by Registered or Certified U.S. mail, or by telecopy, telex or cable and shall be deemed delivered if sent to the following addresses of the respective parties or such other address as is furnished by proper notice to the other party:

       To Agway:                              To Planet:
       Agway, Inc.                            Planet Polymer Technologies, Inc.
       Attn: Douglas Merrill                  Attn:  President
       333 Butternut Drive                    9985 Business Park Avenue, Suite C
       De Witt, New York 13214 9985           San Diego, California 92131

       With copy to:                          With copy to:

       Bond, Schoeneck & King, PLLC           Blanchard, Krasner & French
       Attn:  Robert P. Lane, Jr.             Attn:  Robert W. Blanchard
       One Lincoln Center                     800 Silverado Street, Second Floor
       Syracuse, New York 13202               La Jolla, California 92037

                    h. This Agreement shall be binding on and inure to the benefit of the parties to this Agreement and their successors and permitted assigns, provided no assignment shall relieve the assigning party of its obligations under this Agreement. The rights, duties, privileges and obligations of each party under this Agreement shall not be assigned or delegated without the prior written consent of the other party (which consent shall not be unreasonably withheld); provided, however, that either party may assign this Agreement and its rights and obligations hereunder without the other party's consent in connection with the transfer or sale of all or substantially all of the business of such party to which this Agreement relates to another party, whether by merger, sale of stock, sale of assets or otherwise ("Sale of Business") provided such party gives the other party at least 60 days written notice of any contemplated Sale of Business and the opportunity to make an offer to purchase such business. Any assignment not in accordance with this Agreement shall be void.

                  i. Each of the parties will perform all other acts and execute and deliver all other documents as may be necessary or appropriate to carry out the intent and purposes of this Agreement.

                  j. This Agreement, including the attached Exhibits A, B, C, D, D-1, E, and F which Exhibits are hereby incorporated in the Agreement by reference, is the entire agreement of the parties regarding the subject matter except for the Assignment and the Planet License, and any and all other agreements, including, but not limited to, the Letter Agreement; licenses; representations and understandings, whether oral or in writing, prior to the Effective Date are hereby merged into and superseded by this Agreement.

         The assent of the parties to this Agreement as of the Effective Date is established by the following signatures of their authorized representatives.

AGWAY, INC.                                 PLANET POLYMER TECHNOLOGIES, INC.

By:  /s/ Roy Lubetkin                       By:  /s/ H. M. Busby
   ---------------------------              --------------------------------

Title:  Vice President,                     Title:  President
         President of
         Country Products Group

Date:  March 31, 2003                       Date:  March 25, 2003

                          SALE AND LICENSING AGREEMENT
                   (FOR CERTAIN TECHNOLOGY IN CONNECTION WITH
                 ANIMAL FEED, FERTILIZER, AND RELATED PRODUCTS)

                              DATED: MARCH 31, 2003

                               * * * * * * * * * *

Displayed below is a summary of Exhibits that have not been filed. We will furnish supplementally a copy of any omitted Exhibit to the Commission upon request.

Exhibits
---------
Exhibit A     Patent Rights
Exhibit B     Animal Feed Patent Rights
Exhibit C     Assignment of Certain Patent Rights
Exhibit D     Planet License Agreement
Exhibit D-1   First Amendment to Planet License Agreement
Exhibit E     CPG Nutrient Quarterly Statement of Operations  and Planet Polymer
              Sales Royalty Calculation
Exhibit F     Assignment Separate from Certificate